Exhibit (a)(5)(D)
MEMORANDUM OF UNDERSTANDING
      The parties to class action lawsuits currently pending in the Superior Court of the State of New Jersey, Chancery Division, Middlesex County (the “Court”), captioned Armen Torossian v. Vikram Gulati, et al. (Docket No. C-130-10), and Kiran and Jyoti Gorur v. Intelligroup, Inc., et al. (Docket No. C-133-10) (collectively, the “Actions”), by and through their respective counsel, have reached an agreement in principle providing for the settlement of the Actions (the “Settlement”) on the terms and subject to the conditions set forth in this Memorandum of Understanding (this “MOU”).
     WHEREAS, on June 14, 2010, Intelligroup, Inc. (“Intelligroup”) announced that it had entered into a definitive agreement (the “Merger Agreement”) with NTT DATA CORPORATION (“NTT Data”) to be acquired by an indirect wholly owned subsidiary of NTT Data, Mobius Subsidiary Corporation (“Mobius”), through a cash transaction by means of an all-cash tender offer at $4.65 per share (the “Tender Offer”) and a second-step merger in which Mobius will be merged with Intelligroup and each of Intelligroup’s outstanding shares will be converted into the right to receive the same price paid in the Tender Offer (collectively, the “Proposed Transaction”).
     WHEREAS, on June 17, 2010, the first of the Actions was filed in the Superior Court of the State of New Jersey, Chancery Division, Mercer County, against Intelligroup, each member of Intelligroup’s board of directors (the “Board,” and collectively with Intelligroup, the “Intelligroup Defendants”), NTT Data and Mobius (the “Mercer County Complaint”). On June 23, 2010, a second lawsuit was filed in the Court against Intelligroup and each member of the Board. On June 24, 2010, the Mercer County Complaint was re-filed in Middlesex County.

     WHEREAS, in each of the Actions, the complaint alleges that the defendants breached their fiduciary duties and/or aided and abetted the breach of fiduciary duties owed to Intelligroup’s shareholders in connection with the Proposed Transaction.
     WHEREAS, on June 21, 2010, NTT Data and Mobius filed a Schedule TO with the Securities and Exchange Commission (the “SEC”), commencing the Tender Offer.
     WHEREAS, on June 21, 2010, Intelligroup filed a Schedule 14D-9 with the SEC, in which it announced that the Board unanimously supports the Tender Offer and recommended that Intelligroup shareholders tender their shares in the Tender Offer.
     WHEREAS, on June 25, 2010, Plaintiff Armen Torossian filed a Motion for Expedited Proceedings due to the expiration of the tender offer on July 19, 2010.
     WHEREAS, on June 25, 2010, all the Intelligroup Defendants agreed to expedited proceedings in which the Intelligroup Defendants would produce documents starting on June 29, 2010 and three depositions (on double-track) would be held on July 6, 2010 and July 7, 2010.
     WHEREAS, on June 29 and June 30, 2010, the Intelligroup Defendants produced over seventeen hundred pages of documents.
     WHEREAS, on June 30, 2010, Plaintiff Armen Torossian contacted the Court to schedule a July 16, 2010 hearing date for argument on an order to show cause to enjoin the Proposed Transaction.
     WHEREAS, on July 1, 2010, plaintiffs jointly moved for an Order consolidating the Actions and any related actions, and appointing their counsel, Rigrodsky & Long, P.A. and Levi & Korsinsky, LLP as Co-Lead Counsel, and Trujillo Rodriguez & Richards, LLC as Liaison Counsel.

     WHEREAS, on July 1, 2010, Plaintiffs hired a financial expert to review the financial analysis which formed the basis of the fairness opinion by Credit Suisse Securities LLC for the Proposed Transaction.
     WHEREAS, counsel for plaintiffs and defendants in the Actions have engaged in negotiations concerning a possible settlement of the Actions, and the parties have reached an agreement to settle the Actions as described herein.
     WHEREAS, subject to confirmatory discovery, plaintiffs and their counsel believe that a settlement of the Actions on the terms reflected in this MOU are fair, reasonable, and adequate and in the best interests of Intelligroup’s shareholders.
     WHEREAS, the defendants, to avoid the costs, disruption, and distraction of further litigation, and to permit the timely closing of the Proposed Transaction, and without admitting the validity of any allegations made in the Actions or of any of the additional concerns expressed thereto, have concluded that it is desirable that the claims against them be settled on the terms reflected in this MOU.
     WHEREAS, the defendants specifically deny the allegations made in the Actions and all other concerns expressed by plaintiffs with respect to the Proposed Transaction, and defendants maintain that they have committed no breach of fiduciary duty whatsoever (or the aiding and abetting of any breach of fiduciary duty), and have committed no disclosure or other violations, in connection with the Proposed Transaction.
     NOW THEREFORE, on July 6, 2010, the parties to the Actions reached the following agreement in principle which, when reduced to a settlement agreement following negotiations by the parties in good faith, is intended to be a full and final resolution of the Actions.

     1. Additional Disclosures. The parties agree that Intelligroup will cause supplemental disclosures, covering the topics contained in Exhibit A hereto, to be included in an amendment to the Schedule 14D-9 to be filed with the SEC on or before July 7, 2010.
     2. Settlement Agreement. Subject to the completion of agreed-upon confirmatory discovery, the parties shall negotiate in good faith and execute an appropriate Settlement Agreement (the “Settlement Agreement”) and will present the Settlement Agreement and such other documentation as may be required to obtain Court approval of the Settlement to the Court as soon as practicable following execution of the Settlement Agreement, and the Parties will use their best efforts to obtain Final Court Approval of the Settlement and dismissal of the Actions with prejudice as to all claims asserted or which could have been asserted in the Actions and without costs to any party (other than as expressly provided herein). As used herein, “Final Court Approval” of the Settlement means the Court has entered an order and final judgment approving the Settlement and that order and judgment is finally affirmed on appeal or is no longer subject to appeal, or any other form of judicial review. If the parties are unable to reach agreement with respect to the Settlement Agreement, then any of the parties to this MOU shall have the right to seek Court approval of the Settlement to enforce the terms of this MOU.
     3. Confirmatory Discovery. The Settlement shall be conditioned on plaintiffs’ counsel conducting such reasonable discovery of Intelligroup and its financial advisors as is appropriate and necessary to confirm the fairness and reasonableness of the terms of this Settlement. If plaintiffs’ counsel determines in good faith, following completion of such confirmatory discovery, that the Settlement is not fair and reasonable then this MOU shall be null and void and of no force and effect.
     4. Certification of Class. The Settlement Agreement shall provide, for settlement purposes only, for the conditional certification of the Actions of a settlement class consisting of all holders of common stock of Intelligroup (excluding defendants in the Actions, their immediate families and their affiliates), together with their predecessors and successors and assigns. Defendants reserve the right to contest class certification if the Settlement does not become final for any reason.
     5. Governing Law. This MOU and the Settlement contemplated by it shall be governed by and construed in accordance with the laws of the State of New Jersey.
     6. Stay Pending Court Approval. Pending negotiation, execution and Court approval of the Settlement Agreement and the Settlement, plaintiffs agree to stay the proceedings in the Actions and to stay and not to initiate any and all other proceedings (including discovery) other than those incident to the Settlement itself. The parties also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any class members or any other Releasing Party (as defined in paragraph 8) in any other litigation against any of the parties to this MOU or any other Released Party (as defined in paragraph 8) which challenges the Settlement, the transactions contemplated by the Merger Agreement, or otherwise involves a settled claim.
     7. Injunction Against Further Proceedings. The Settlement Agreement shall provide for an injunction against any further proceedings in the Actions other than proceedings to implement the Settlement. The Settlement Agreement shall provide for an injunction against class members bringing any claims covered by the Settlement in any other action, suit or proceeding. If any action is filed in any court asserting claims that are related to the subject matter of the Actions prior to Final Court Approval of the proposed Settlement, the parties shall cooperate in obtaining the dismissal or withdrawal of such related litigation, including where appropriate joining in any motion to dismiss or demurrer to such litigation.

     8. General Release. The Settlement Agreement shall provide for a general release by class members on behalf of themselves and any of their heirs, executors, administrators, beneficiaries, predecessors, successors, assigns, and any of their former and present employees, directors, officers, accountants, agents, attorneys, representatives, affiliates and subsidiaries (collectively, the “Releasing Parties”) in favor of the defendants in the Actions (which for purposes of such release shall include NTT Data and Mobius) and any defendant’s former and present parents, subsidiaries, affiliates and shareholders, and their respective directors, officers, employees, agents, representatives, accountants, attorneys, insurers, investment bankers, advisors, heirs, executors, administrators, beneficiaries, predecessors, successors and assigns (collectively, the “Released Parties”) of any and all claims, including known and unknown claims, that were or could have been raised in the Actions or that, directly or indirectly, arise in any way out of or relate in any way to the Proposed Transaction, including, without limitation, any and all claims that could have been asserted under any state and/or federal law (the “Release”). The Release shall, among other things, cover any and all claims under federal or state securities laws (including, without limitation, and for the avoidance of doubt, with respect to any 10b5-1 trading plan), including claims related to the Schedule 14D-9 and Schedule TO, and any amendments thereto, and Form 8-Ks filed in connection with the Proposed Transaction. The Settlement Agreement shall provide for a waiver of any statutory provision or common law doctrine that limits the scope of a general release, including, but not limited to, a waiver of any rights or benefits under Section 1542 of the California Civil Code.1 The Settlement Agreement also shall provide a release for plaintiffs and their counsel.

[1]	Cal. Civ. Code § 1542 provides as follows: “A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”

      Plaintiffs and their counsel represent that none of plaintiffs’ claims or causes of action referred to in this MOU or that could have been alleged in the Actions have been assigned, encumbered, or in any manner transferred in whole or in part.
     9. Dismissal with Prejudice. The Settlement Agreement shall provide that upon approval of the Settlement, the Actions shall be dismissed with prejudice.
     10. Denial of Liability. The Settlement Agreement shall provide that the defendants have denied and continue to deny any wrongdoing whatsoever and have denied and continue to deny that they have committed or have threatened or attempted to commit any breach of fiduciary duty (or aided and abetted any breach of fiduciary duty), any disclosure or other violation, or any of the other wrongful acts or violations of law or duty that are alleged in the Actions, and contend that they have acted properly.
     11. Notice. Intelligroup shall be responsible for providing notice of the Settlement to class members. Intelligroup shall pay, on behalf of and for the benefit of the defendants in the Actions, all reasonable costs and expenses incurred in providing notice of the Settlement to class members and shall cooperate with plaintiffs’ counsel in providing such information as is reasonably available to it.
     12. Fees and Expenses. The parties will negotiate in good faith regarding the attorneys’ fees and expenses Intelligroup (or any successor-in-interest) will pay to plaintiffs’ counsel. Defendants have agreed that, subject to Court approval and consummation of the Tender Offer, Intelligroup (or any successor-in-interest) will pay to Plaintiffs’ counsel such attorneys’ fees and reimbursement of expenses as are awarded by the Court. Such fees and expenses (the “Fees and Expenses”) shall be paid by Intelligroup or its successor-in-interest within twenty (20) business days of the later of (a) the entry of an order by the Court finally approving the Settlement on the terms contained in the final Settlement Agreement, even though such order may be subject to appeal; or (b) consummation of the Offer. In the event that the Court’s order is reversed or modified on appeal, plaintiffs’ counsel shall refund to Intelligroup (or its successor in interest) the Fees and Expenses consistent with such reversal or modification. Neither Intelligroup nor any of the defendants shall have any obligation to pay any of the Fees and Expenses unless the Tender Offer shall have been consummated.
     13. Approval. The Settlement Agreement is subject to Court approval, including the Fees and Expenses referred to in paragraph 12; provided, however, that the Court’s approval of the Settlement is not contingent on its approval of the Fees and Expenses. The Settlement shall be valid and final even if the Court reduces or alters the amount of fees or expenses awarded.
     14. Binding Effect. This MOU is subject to the negotiation of a definitive Settlement Agreement. This MOU shall be rendered null and void and of no force and effect in the event that: (a) the Court fails to enter an order finally approving the Settlement; (b) NTT Data or Intelligroup terminate the Merger Agreement or Proposed Transaction for any reason; or (c) a settlement class as described above is not certified. In such an event, the parties shall be deemed to be in the position they were in prior to the execution of this MOU and the statements made herein shall not be deemed to prejudice in any way the positions of the parties with respect to the Actions, or to constitute an admission of fact or wrongdoing by any party, and shall not entitle any party to recover any costs or expenses incurred in connection with the implementation of this MOU. Without limiting the foregoing, if the Settlement does not become final for any reason, defendants reserve the right to oppose certification of any class in any future proceedings.
     15. Execution by Counterparts. This MOU may be executed in any number of actual, telecopied or electronically distributed counterparts and by each of the different parties on several counterparts, each of which when so executed and delivered will be an original. The executed signature page(s) from each actual, telecopied or electronically distributed counterpart may be joined together and attached and will constitute one and the same instrument.
     16. Modification. This MOU may be modified or amended only by a writing signed by the signatories hereto.
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DATED: JULY 6, 2010

FERRO LABELLA & ZUCKER LLC	LEVI & KORSINSKY, LLP

/s/ Christopher L. Weiss	/s/ Eduard Korsinsky

Christopher L. Weiss	Eduard Korsinsky
The Landmark Building	Eric MZ. Andersen
27 Warren Street, Suite 201	30 Broad Street, 15th Floor
Hackensack, New Jersey 07601	New York, New York 10004
(201) 489-9110	(212) 363-7500

and	Attorneys for Plaintiff Armen Torossian

JONES DAY
Steven C. Bennett
222 East 41st Street
New York, New York 10017
(212) 326-3939

Attorneys for Defendants Intelligroup, Inc., Vikram Gulati, Ravi Adusumalli, Srinivasa Raju, and Sandeep Reddy

SILLS CUMMIS & GROSS, P.C.	RIGRODSKY & LONG, P.A.

/s/ Jeffrey J. Greenbaum	/s/ Brian D. Long

Jeffrey J. Greenbaum	Seth D. Rigrodsky
The Legal Center	Brian D. Long
One Riverfront Plaza	Timothy J. MacFall
Newark, New Jersey 07102	919 North Market Street, Suite 980
(973) 643-7000	Wilmington, Delaware 19801
(302) 295-5310

and	and

MORRISON & FOERSTER LLP	TRUJILLO RODRIGUEZ &
Jack C. Auspitz	RICHARDS, LLC
Joel C. Haims	Lisa J. Rodriguez
1290 Avenue of the Americas	8 Kings Highway West
New York, New York 10104-0050	Haddonfield, NJ 08033
(212) 468-8000	(856) 795-9002

Attorneys for Defendant Mobius Subsidiary Corporation	Attorneys for Plaintiffs Kiran and Jyotti Gorur

Exhibit A

Plaintiff's Disclosure Request	Revised Disclosure
Paragraphs 4.a., b., c. and d. of the Confidential Settlement Communication dated June 30, 2010 from Rigrodsky & Long, P.A. (the “Settlement Communication”)	See Annex A and Annex B attached hereto
Paragraph 4.e. of the Settlement Communication	Insert at Rider 26: Pursuant to the terms of an engagement letter, Credit Suisse will be entitled to a transaction fee of $3,000,000 upon the closing of the transaction, of which $1,000,000 became payable to Credit Suisse upon the rendering to the Board of its opinion attached as Annex A.
Paragraph 4.e. of the Settlement Communication	Insert at Rider 25A:
Credit Suisse and its affiliates have in the past provided investment banking and other financial services to the Company and its affiliates, including having acted as financial advisor to the Company in connection with the Company’s exploration of strategic alternatives in 2007 and 2008.
Paragraph 4.e. of the Settlement Communication	Insert at Rider 25B: Neither Credit Suisse nor any of its affiliates have provided investment banking or other services to Parent or any of its affiliates during the past two years.
Paragraph 4.f. of the Settlement Communication .	See disclosures above
Paragraph 4.g. of the Settlement Communication	Insert at Rider 11A: During this process, the two highest offers received by the Company consisted of a range of $3.00 – $3.44 per Share and an implied range of $4.16 – $4.38 per Share. The prospective buyer who made the highest offer subsequently indicated that it was no longer interested in acquiring the Company on the financial terms it proposed.
Paragraph 4.h. of the Settlement Communication	Insert underlined language in sentence at Rider 11B: On or about September 2009, Mr. Ravi Adusumalli, a director of the Company, received an unsolicited preliminary indication of interest from an independent third party regarding a potential acquisition of the Company at an implied range of $3.45 to $3.60 per Share.

Insert sentence at Rider 12A: Messrs. Adusumalli

Plaintiff's Disclosure Request	Revised Disclosure
and Reddy were selected to serve on the Transactions Committee because of their financial expertise and experience with similar transactions, and the Board believed was believed that their expertise and background would help to maximize shareholder value.

Insert sentence at Rider 12B: This indication of interest was at an implied purchase price for the Company of $3.83 per Share.
Paragraph 4.i. of the Settlement Communication	Insert sentence at Rider 12C: The list of potential buyers was developed by looking at a combination of (i) companies that had contacted the Company directly to indicate interest in a potential strategic transaction, (ii) companies with diversified IT, consulting and outsourcing businesses and a diversified geographical presence, particularly given the competitive challenges faced by the Company as discussed in the subsection entitled “Reasons for the Recommendation — Financial Condition and Prospects of the Company,” and (iii) other companies who had expressed an interest in acquiring an IT services company with expertise in SAP and/or Oracle.
Paragraph 4.i. of the Settlement Communication	Note — 3 values are disclosed on page 13. Insert underlined language at Rider 13B: Between late February and early March 2010, four (4) potential buyers each submitted a nonbinding bid for the Company, as described below.

Insert underlined language at Rider 14A: The party subsequently submitted a non-binding indication of interest on March 26, 2010 with an implied range of $4.20 — $4.88 per Share, but the party could not proceed with the timeline that Parent proposed in its indication of interest and did not have committed financing for a transaction with the Company.
Paragraph 4.j. of the Settlement Communication	Insert underlined language into sentence at Rider 13C. The interested parties were informed that the selection of participants would be based, at the Company’s sole discretion, on a variety of factors, including the preliminary indicative bid of value as well as assessments of a party’s ability to complete a transaction expeditiously.
Paragraph 4.k. of the Settlement	Insert underlined language into sentence at Rider

Plaintiff's Disclosure Request	Revised Disclosure
Communication	13D. On February 9, 2010, certain senior executives of the Company, including Mr. Gulati, Alok Bajpai, the Chief Financial Officer, Kalyan Mahalingam, the Chief Operating Officer, and Pankit Desai, Senior Vice President, Sales North America & Europe, met with members of Parent’s Global Business Unit at the Company’s offices to further discuss a potential transaction and any synergies that could be created, including synergies related to operational, general and administrative functions.
Paragraph 4.k. of the Settlement Communication	Insert sentence at Rider 13A: The party that submitted the middle range indication of interest indicated that it would not be able to sign a definitive agreement in the timeframe desired by the Company, while the party that submitted the lowest range indicated that it would be able to sign a definitive agreement within the timeframe desired by the Company.
Paragraph 4.l. of the Settlement Communication	Insert at Rider 15A: Following the May 13th meeting in San Francisco, Credit Suisse contacted the party who submitted the March 26, 2010 non-binding bid to see if such party would be interested in restarting their diligence that would need to be finalized by June 14th. Credit Suisse spoke to such party’s advisor on May 17th. Their advisor said he would speak to his client to determine interest and revert back if there was interest. The advisor did not make any contact with Credit Suisse following such May 17th conversation.
Paragraph 4.m. of the Settlement Communication	Already addressed. See Reason entitled Certainty and Timing of Completion.
Paragraph 4.n. of the Settlement Communication	Insert the underlined language at Rider 20A: The Board further considered that, while Parent did not agree to share in any part of the $7,027,952 premium, if the Merger Agreement were to be terminated prior to the completion of the Offer, the Company may cancel the Tax Insurance Policies and obtain a refund of all but $1,363,950 of the premium and Parent and Purchaser will remain liable for damages arising out of any knowing material breach of any of its representations and warranties in the Merger Agreement or deliberate material breach of any covenant in the Merger Agreement, which includes as damages such non-refundable portion of any premium paid.

Insert the underlined language at Rider 20B. The

Plaintiff's Disclosure Request	Revised Disclosure
Board also considered that certain other potential strategic partners had suggested that they would similarly require the Company to purchase one or more insurance policies to insure against any potential tax liabilities associated with the Company’s spin-off of its subsidiary in July 2000 as a condition to the consummation of any strategic transaction.

Annex A
(f) Certain Projections
     The Company does not as a matter of course make forecasts or public projections as to its future financial performance or earnings. However, in connection with Credit Suisse’s review of the Company, the Company made available financial projections, which were prepared by the Company’s management. A summary of these projections is set forth below. These financial projections reflect numerous estimates and assumptions made by the Company with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the Company’s periodic reports filed with the SEC. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year. The Company has also advised Parent and Purchaser that the Company has not as a matter of course made public any projections as to future performance or earnings.
     The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company or its affiliates, advisors or representatives consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. These projections are being provided in this document only because the Company made them available to Credit Suisse in connection with its review of the Company. Neither the Company nor any of its affiliates, advisors or representatives makes any representation to any person regarding the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of actual future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. Furthermore, neither the Company nor any of its affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Schedule 14D-9 to influence a shareholder’s decision whether to tender his or her Shares in the Offer, but because the projections were made available by the Company to Credit Suisse. In this regard, investors are cautioned not to place undue reliance on the projected information provided.
     The projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and the Company’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Schedule 14D-9, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them.
     The Company’s management provided, among other things, to Credit Suisse the following projected Revenue, Operating Profits and earnings before interest, tax, depreciation and amortization (“EBITDA”) for fiscal year 2010 to fiscal year 2019 on a consolidated basis on May 13, 2010.

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019

	($ in millions)

Revenue	$141	$162	$186	$200	$215	$226	$237	$249	$262	$275
Operating Profit	16	21	26	25	26	28	29	31	32	34
EBITDA	20	25	31	29	31	33	34	36	38	40
     These projections should be read together with the Company’s financial statements that can be obtained from the SEC. These projections should also be read together with the discussion under “Risk Factors” and the other cautionary statements contained in the Company’s 2009 Annual Report on Form 10-K.
     In addition to the financial projections provided to Credit Suisse, the Company provided to the prospective buyers in the Company’s sale process a set of corresponding financial projections. The only difference between the projections relied upon by the board of directors and those provided to prospective buyers was that those provided to Credit Suisse extended until 2019.

ANNEX B
     Selected Public Company Analysis.
     Credit Suisse reviewed financial and stock market information of the Company and the following selected publicly traded companies in the information technology services industry located in North America and outside of North America, respectively:
     North America
•	Perficient, Inc.

•	Diamond Management & Technology Consultants Inc.

•	CIBER Inc.

•	Ness Technologies Inc.

•	Hackett Group Inc.
     Outside of North America
•	Patni Computer Systems Ltd.

•	Syntel Inc.

•	Virtusa Corp

•	iGATE Corp.
     Although none of the selected public companies is directly comparable to the Company, the companies included were chosen because they are small or mid-size publicly traded companies that operate in the information technology services industry.
     Credit Suisse reviewed the estimated calendar year (CY) 2010 and 2011 revenue, EBITDA and P/E multiples of the selected companies using closing stock prices as of June 11, 2010, and information it obtained from public filings, publicly available research analyst estimates and other publicly available information. The median and mean of the CY 2010 revenue multiple for the selected companies was 1.0x and 1.2x, respectively, the median and mean of the CY 2010 EBITDA multiple for the selected companies was 6.5x and 7.4x, respectively, the median and mean 2010 P/E multiple for the selected companies was 14.6x and 14.5x, respectively, the median and mean of the CY 2011 revenue multiple for the selected companies was 0.9x and 1.1x, respectively, the median and mean of the CY 2011 EBITDA multiple for the selected companies was 5.2x and 6.0x, respectively, and the median and mean 2011 P/E multiple for the selected companies was 12.2x and 11.8x, respectively. Credit Suisse then calculated the enterprise value of the Company and price per Share using the following range of multiples and financial estimates provided by management of the Company:

Multiple	Selected Multiple Range
2010E Revenue	0.7x — 1.1x
2011E Revenue	0.6x — 1.0x
2010E EBITDA	6.0x — 8.0x
2011E EBITDA	5.0x — 7.0x
2010E P/E	13.0x — 15.0x
2011E P/E	10.0x — 12.0x

     This analysis indicated the following implied per Share equity value reference range for Shares, as compared to the $4.65 Per Share Consideration to be received by the holders of Shares in the Transaction:

Implied Per Share Equity Reference Range	Per Share Consideration
for the Company
$3.61 — $4.67	$4.65

Selected Transaction Analysis.
     Credit Suisse reviewed certain transaction values and multiples in the following selected publicly-announced transactions, which involve companies with businesses in the information technology services industry:

Date Announced	Acquiror	Target
October 20, 2009	Adecco S.A.	MPS Group Inc.
September 28, 2009	Xerox Corporation	Affiliated Computer Services, Inc.
September 21, 2009	Dell Inc.	Perot Systems Corporation
July 13, 2009	Software AG	IDS Scheer
March 23, 2009	Deloitte & Touche LLP	BearingPoint Inc. (Public Services Unit)
May 13, 2008	Hewlett-Packard Company	Electronic Data Systems

Date Announced	Acquiror	Target
November 14, 2007	Spherion Corporation	Technisource, Inc.
October 31, 2007	Computer Services Corporation	First Consulting Group
October 23, 2007	NTT Data Corporation	itelligence
August 6, 2007	Wipro Limited	Infocrossing Inc.
July 30, 2007	Groupe Steria SCA	Xansa Plc
April 25, 2007	Computer Services Corporation	Covansys Corporation
February 7, 2007	Caritor, Inc.	Keane, Inc.
October 26, 2006	Capgemini	Kanbay International, Inc.
December 17, 2004	Affiliated Computer Services, Inc.	Superior Consultant Holdings Corporation
March 10, 2004	CGI Group Inc.	American Management Systems, Incorporated
October 27, 2003	Ciber, Inc.	SCB Computer Technology, Inc.
November 4, 2002	Logica Plc	CMG
July 30, 2002	International Business Machines Corporation	PwC Consulting
August 21, 2001	Keane, Inc.	Metro Information Services, Inc.

     While none of the selected transactions is directly comparable with the proposed Transaction, the selected transactions involve companies with businesses in the information technology services industry that, for purposes of this analysis, may be considered similar to the Company.
     Credit Suisse reviewed, among other things, the enterprise value to LTM revenue multiples and EBITDA multiples implied by the selected transactions for each of the target companies involved in the selected transactions based on publicly available financial information with respect to those target companies. The enterprise value for each of the target companies was based on the equity value of those target companies implied by the applicable transaction. The median and mean of the enterprise value to LTM revenue multiples for each of the selected transactions was 0.9x and 1.1x, respectively, and the median and mean of the enterprise value to LTM EBITDA multiples for each of the selected transactions was 10.4x and 11.0x, respectively. Credit Suisse then applied revenue multiples of 0.8x to 1.3x and EBITDA multiples of 9.0x to 11.0x derived from the selected transactions to the Company’s latest 12 months revenue and EBITDA (as of March 31, 2010). This analysis indicated the following implied per Share equity reference range for the Company, as compared to the $4.65 Per Share Consideration to be received by the holders of Shares in the Transaction:

Implied Per Share Equity Reference Ranges	Per Share Consideration
for the Company
$3.58 — $4.70	$4.65

Discounted Cash Flow Analysis.
     Credit Suisse performed a discounted cash flow analysis to calculate the estimated net present value of the unlevered after-tax free cash flows that the Company was forecasted to generate from fiscal year 2010 through fiscal year 2019 (with fiscal year 2020 constituting the terminal year), using projected financial information that was provided by the Company’s management. For purposes of its analysis, Credit Suisse defined “unlevered after-tax free cash flow” as earnings before interest expense/income and income taxes, less income taxes, plus depreciation and amortization, less increases in working capital, and less capital expenditure. Credit Suisse calculated a range of estimated terminal values for the Company by applying a range of terminal multiples of 6.0x to 8.0x to projected next twelve months’ EBITDA as of the terminal date. This range was selected by Credit Suisse based on multiples of selected publicly traded companies. The estimated free cash flows and terminal values were then discounted to present value using discount rates ranging from 12.0% to 16.0%, which range was selected based on the Company’s weighted average cost of capital calculations.
     These analyses indicated the following implied per share equity range for the Company, as compared to the $4.65 Per Share Consideration to be received by the holders of Shares in the Transaction:

Implied Per Share Equity Reference Range	Per Share Consideration
for the Company
$4.09 — $5.61	$4.65